July 12, 2024

Christopher Gerteisen
Chief Executive Officer
Nova Minerals Ltd
Suite 5, 242 Hawthorn Road,
Caulfield, Victoria 3161
Australia

       Re: Nova Minerals Ltd
           Amendment No. 7 to Registration Statement on Form F-1
           Filed July 5, 2024
           File No. 333-278695
Dear Christopher Gerteisen:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 7 to Registration Statement on Form F-1 filed July 5, 2024 Other Assets, page 58

1. We note that you have disclosures beginning on pages 5, 45 and 58 regarding certain lithium projects associated with your 32.5% interest in Snow Lake Resources Ltd., including a description of the investee as a "lithium exploration stage company" that will be "fast-tracking" the development of its lithium mine.

       However, that entity filed a Form 6-K on July 5, 2024 to report that its primary focus over the next year will be to advance the exploration of its two uranium projects, while taking
       "a slower, more careful approach" to exploring its two lithium projects.

       Please update your disclosures as necessary to reflect the current exploration efforts and plans of the investee.
 July 12, 2024
Page 2

General

2. We note your disclosure that, prior to this offering, there has been no public market for
       ADSs representing your ordinary shares or the warrants. Please describe, where appropriate, the manner of determination of the offering price as well as the exercise price of warrants, including who established the price or who is formally responsible for the determination of the price, the various factors considered in such determination and the parameters or elements used as a basis for establishing the price. Please see Item
       9.A.2 of Form 20-F.
        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Daniel Morris, Legal Branch Chief, at
(202) 551-3314 with
any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Jeffrey Fessler